SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

The Howard Hughes Corporation
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

44267D107
(CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

February 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267D107	Page 2 of 7 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock. See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”), amended on November 14, 2012 (“Amendment No. 1”), on December 21, 2012 (“Amendment No. 2”) and on January 23, 2013 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 4, the “Schedule 13D”).  This Amendment No. 4 relates to the common stock, par value $0.01 per share (“Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”).

Item 5.  Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on February 11, 2013, the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 39,498,912 shares of Common Stock outstanding, which includes the 37,973,640 shares of Common Stock reported as outstanding as of November 5, 2012 by the Company in its Form 10-Q filed with the Securities and Exchange Commission on November  9, 2012 plus the 1,525,272 shares of Common Stock issued to the Investment Vehicles pursuant to the terms of the Warrant Purchase Agreement as set forth in Item 4 in Amendment No. 1.

Investment Vehicle	Common Stock	Beneficial Ownership
BRH HHC	883,836	2.24%
BRH II	606,499	1.54%
BRH III	695,688	1.76%
BRH IV-A	80,436	0.20%
BRH IV-B (1)	160,545	0.41%
BRH IV-C (1)	53,788	0.14%
BRH IV-D	53,788	0.14%
BRH V	181,008	0.46%
Total:	2,715,588	6.9%
(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

The Reporting Person has no sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the Operating Agreement of BRH II, to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II, which owns more than more than 14% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), the Reporting Person may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield US Holdings Inc., Brookfield US Corporation, China Investment Corporation, Stable Investment Corporation and Best Investment Corporation (collectively, the “Other Filers”). None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that any of the Other Filers beneficially owns shares of Common Stock that are not held by one of the Investment Vehicles, the Reporting Person may be deemed to beneficially own any such shares of Common Stock, but expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.

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(c) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock since the filing of Amendment No. 3 other than  the transactions set forth below:

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price
1/23/131	BRH HHC	2,170	$74.1731
	BRH II	1,489	$74.1731
	BRH III	1,708	$74.1731
	BRH IV-A	197	$74.1731
	BRH IV-B (1)	394	$74.1731
	BRH IV-C (1)	132	$74.1731
	BRH IV-D	132	$74.1731
	BRH V	444	$74.1731
1/24/132	BRH HHC	847	$73.5719
	BRH II	581	$73.5719
	BRH III	666	$73.5719
	BRH IV-A	77	$73.5719
	BRH IV-B (1)	154	$73.5719
	BRH IV-C (1)	51	$73.5719
	BRH IV-D	51	$73.5719
	BRH V	173	$73.5719
1/25/133	BRH HHC	4,912	$72.6286
	BRH II	3,371	$72.6286
	BRH III	3,866	$72.6286
	BRH IV-A	447	$72.6286
	BRH IV-B (1)	892	$72.6286
	BRH IV-C (1)	299	$72.6286
	BRH IV-D	299	$72.6286
	BRH V	1,006	$72.6286
1/28/134	BRH HHC	32,960	$72.105
	BRH II	22,617	$72.105
	BRH III	25,943	$72.105
	BRH IV-A	3,000	$72.105
	BRH IV-B (1)	5,987	$72.105
	BRH IV-C (1)	2,006	$72.105
	BRH IV-D	2,006	$72.105
	BRH V	6,750	$72.105
1/29/135	BRH HHC	5,980	$72.5618
	BRH II	4,103	$72.5618
	BRH III	4,707	$72.5618
	BRH IV-A	544	$72.5618
	BRH IV-B (1)	1,086	$72.5618
	BRH IV-C (1)	364	$72.5618
	BRH IV-D	364	$72.5618
	BRH V	1,225	$72.5618

1 On this date, shares were sold at a range of $74.01 to $74.30 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

2 On this date, shares were sold at a range of $73.50 to $73.67 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

3 On this date, shares were sold at a range of $72.50 to $72.78 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

4 On this date, shares were sold at a range of $72.10 to $72.50 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

5 On this date, shares were sold at a range of $72.50 to $72.68 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

4

1/30/136	BRH HHC	1,092	$72.5986
	BRH II	750	$72.5986
	BRH III	861	$72.5986
	BRH IV-A	100	$72.5986
	BRH IV-B (1)	199	$72.5986
	BRH IV-C (1)	67	$72.5986
	BRH IV-D	67	$72.5986
	BRH V	224	$72.5986
2/1/137	BRH HHC	15,676	$72.5788
	BRH II	10,758	$72.5788
	BRH III	12,340	$72.5788
	BRH IV-A	1,427	$72.5788
	BRH IV-B (1)	2,848	$72.5788
	BRH IV-C (1)	954	$72.5788
	BRH IV-D	954	$72.5788
	BRH V	3,210	$72.5788
2/4/138	BRH HHC	16,600	$71.9589
	BRH II	11,390	$71.9589
	BRH III	13,065	$71.9589
	BRH IV-A	1,511	$71.9589
	BRH IV-B (1)	3,015	$71.9589
	BRH IV-C (1)	1,010	$71.9589
	BRH IV-D	1,010	$71.9589
	BRH V	3,399	$71.9589
2/5/139	BRH HHC	11,773	$72.3681
	BRH II	8,078	$72.3681
	BRH III	9,266	$72.3681
	BRH IV-A	1,071	$72.3681
	BRH IV-B (1)	2,138	$72.3681
	BRH IV-C (1)	716	$72.3681
	BRH IV-D	716	$72.3681
	BRH V	2,411	$72.3681
2/6/1310	BRH HHC	14,125	$72.349
	BRH II	9,693	$72.349
	BRH III	11,118	$72.349
	BRH IV-A	1,285	$72.349
	BRH IV-B (1)	2,566	$72.349
	BRH IV-C (1)	860	$72.349
	BRH IV-D	860	$72.349
	BRH V	2,893	$72.349

6 On this date, shares were sold at a range of $72.50 to $72.84 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

7 On this date, shares were sold at a range of $72.25 to $73.07 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

8 On this date, shares were sold at a range of $71.95 to $72.58 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

9 On this date, shares were sold at a range of $72.25 to $72.84 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

10 On this date, shares were sold at a range of $72.25 to $72.60 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

5

2/8/1311	BRH HHC	5,971	$72.6198
	BRH II	4,096	$72.6198
	BRH III	4,698	$72.6198
	BRH IV-A	543	$72.6198
	BRH IV-B (1)	1,084	$72.6198
	BRH IV-C (1)	363	$72.6198
	BRH IV-D	363	$72.6198
	BRH V	1,222	$72.6198
2/11/1312	BRH HHC	24,477	$72.5019
	BRH II	16,795	$72.5019
	BRH III	19,265	$72.5019
	BRH IV-A	2,227	$72.5019
	BRH IV-B (1)	4,446	$72.5019
	BRH IV-C (1)	1,489	$72.5019
	BRH IV-D	1,489	$72.5019
	BRH V	5,012	$72.5019
(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

11 On this date, shares were sold at a range of $72.56 to $72.71 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

12 On this date, shares were sold at a range of $72.50 to $72.67 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	FUTURE FUND BOARD OF GUARDIANS By: /s/ Barry Brakey Name: Barry Brakey Title: Authorised Signatory By: /s/ Mark Burgess Name: Mark Burgess Title: Authorised Signatory